General New York Municipal Money Market Fund

SEMIANNUAL REPORT May 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund

 LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for General New York Municipal Money Market Fund covers the six-month period from December 1, 2003, through May 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Joseph Irace.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from their 2003 federal tax refunds and mortgage refinancings, continued to spend. At the same time, corporations have become more willing to hire new workers and invest in new projects and equipment. As a result, yields of longer-dated money market securities began to rise in the spring of 2004, as investors increasingly anticipated that the Federal Reserve Board might soon begin raising rates in an attempt to forestall potential inflationary pressures.

No matter where interest rates go from here, however, we continue to believe that the objectives of liquidity and stability make tax-exempt money market funds a valuable component of many investors' portfolios. Indeed, despite recently encouraging economic news, concerns regarding the war on terrorism, instability in Iraq and higher energy prices have caused heightened volatility in the stock and bond markets. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2004



DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

How did General New York Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2004, the fund produced annualized yields of 0.38% for Class A shares and 0.11% for Class B shares. Taking into account the effects of compounding, the fund also produced annualized effective yields of 0.38% and 0.11% for Class A and Class B shares, respectively.[1]

We attribute the fund's returns to low short-term interest rates throughout the reporting period. However, a substantial supply of newly-issued money market securities on a national level helped keep tax-exempt yields high compared to yields of comparable taxable money market securities during much of the reporting period.

What is the fund's investment approach?

The fund seeks to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by constructing a diverse portfolio of high-quality, tax-exempt money market instruments that provide income exempt from federal, New York state and New York city personal income taxes. Second, we actively manage the fund's average maturity in anticipation of what we believe are supply-and-demand changes in the short-term municipal marketplace.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Yields generally tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may in turn lengthen the fund's average maturity. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. In addition, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Despite mounting evidence of sustainable economic growth that began to emerge during the summer of 2003, money market yields remained anchored by the 1% federal funds rate throughout the reporting period. During the reporting period's first half, the Federal Reserve Board (the "Fed") repeatedly affirmed its commitment to an accommodative monetary policy, stating that it could be "patient" before raising rates. Later, when economic conditions appeared to indicate that long-dormant inflationary pressures might resurface, the Fed commented that any future rate hikes were likely to be "measured." As a result, yields of tax-exempt money market securities remained relatively stable during the reporting period.

As the national economy improved, so did the fiscal condition of many New York issuers, including the City of New York. A rallying stock market and higher levels of investment banking activity helped fuel a recovery on Wall Street, producing higher than expected tax revenues for city coffers. As a result, the city and, to a lesser extent, the state had less need for short-term financing, and the supply of newly-issued money market securities dropped compared to the same period one year earlier. Nonetheless, a relatively robust supply of newly-issued securities on the national level helped support tax-exempt yields relative to comparable taxable securities. Indeed, at times during the reporting period, nominal yields of tax-exempt securities exceeded those of taxable instruments.

In this changing market environment, we continued to invest in high-quality money market securities from New York issuers. Whenever possible, we attempted to diversify among notes from various issuers within the state. We also invested a portion of the fund's assets in variable-rate demand notes with yields that are reset weekly. In addition, we maintained a relatively long weighted average maturity during most of the reporting period in an attempt to earn incrementally higher yields from longer-dated money market instruments.

What is the fund's current strategy?

Reports of a stronger U.S. labor market, higher energy prices and other potential inflationary pressures in the spring of 2004 apparently convinced many investors that the Fed is likely to begin raising interest rates sooner than they previously had believed. As a result, the market began to reflect expectations of an increase in the federal funds rate of 25 to 50 basis points as early as the Fed's meeting in late June. In addition, June traditionally is the month in which New York issuers come to market with a substantial percentage of their annual issuance, and the increase in supply may put additional upward pressure on yields. Accordingly, we recently have allowed the fund's weighted average maturity to trend gradually lower toward the neutral range. This strategy is designed to give us the flexibility we need to capture higher-yielding opportunities as they become available.

June 15, 2004

---

1   *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. An investment in the fund is not insured or guaranteed by the FDIC or the U.S. government. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. The yield provided for the fund's Class B shares reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's Class B shares would have produced a yield of −0.03% and an effective yield of −0.03%.*

STATEMENT OF INVESTMENTS

May 31, 2004 (Unaudited)

Tax Exempt Investments–100%	Principal Amount ($)	Value ($)
Albany Industrial Development Agency, Civic Facility Revenue, Refunding, VRDN (Albany Institution History) 1.17% (LOC; Key Bank)	2,075,000 [a]	2,075,000
Babylon Industrial Development Agency, IDR VRDN, (J. D'Addario & Co. Inc. Project) 1.15% (LOC; Fleet National Bank)	2,700,000 [a]	2,700,000
Baldwin Union Free School District GO Notes, TAN 1.50%, 6/29/2004	1,000,000	1,000,378
Connetquot Central School District of Islip GO Notes, TAN 1.50%, 6/30/2004	7,000,000	7,002,743
Dutchess County Industrial Development Agency Civic Facility Revenue, VRDN (Marist College Civic Facility) 1.08% (LOC; Key Bank)	6,640,000 [a]	6,640,000
Town of East Hampton, GO Notes BAN 1.40%, 6/22/2004	7,572,500	7,574,030
Erie County Industrial Development Agency VRDN: Civic Facility Revenue: (Hauptman-Woodward Project) 1.14% (LOC; Key Bank)	2,400,000 [a]	2,400,000
(Multi-Mode-UPC Association) 1.14% (LOC; Key Bank)	5,435,000 [a]	5,435,000
(People Inc. Project) 1.14% (LOC; Key Bank)	3,410,000 [a]	3,410,000
IDR, MMARS 3rd Program-B&G Properties 1.10% (LOC; HSBC Bank USA)	1,315,000 [a]	1,315,000
Farmingdale Union Free School District GO Notes, TAN 1.50%, 6/29/2004	6,500,000	6,502,455
Freeport, GO Notes, BAN (Power Project) 1.50%, 8/16/2004	1,500,000	1,501,392
Hastings-On-Hudson Union Free School District, GO Notes, TAN 1.50%, 6/22/2004	4,500,000	4,501,277
Hauppauge Union Free School District GO Notes, TAN 1.50%, 6/29/2004	3,000,000	3,001,135
Herricks Union Free School District GO Notes, TAN 1.50%, 6/29/2004	3,000,000	3,001,136
Islip Industrial Development Agency, IDR VRDN (Brentwood Distribution Co. Facility) 1.10% (LOC; Fleet National Bank)	1,000,000 [a]	1,000,000
Jamesville-Dewitt Central School District GO Notes, BAN 1.75%, 7/23/2004	1,825,000	1,826,718
Johnson City Central School District GO Notes, BAN 1.50%, 6/17/2004	3,000,000	3,000,449

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Lakeland Central School District of Shrub Oak GO Notes, BAN 1.75%, 8/6/2004	3,500,000	3,504,052
Liverpool Central School District, GO Notes 3.25%, 4/1/2005 (Insured; FSA)	750,000	763,443

Long Island Power Authority, Electric System
  Revenue, CP 1.02%, 10/8/2004
  (LOC; HSH Nordbank)
	4,000,000	4,000,000

Metropolitan Transportation Authority
  Commuter Facilities Revenue, CP
  1.05%, 6/17/2004 (LOC; ABN-AMRO)
	10,000,000	10,000,000

City of Middletown, GO Notes BAN 1.75%, 7/16/2004	2,447,980	2,450,123

Monroe County Industrial Development Agency
  VRDN:
    Civic Facility Revenue:
      (Heritage Christian Home Project)
        1.14% (LOC; Key Bank)
	3,480,000 a	3,480,000

(YMCA of Greater Rochester) 1.15% (LOC; M&T Bank)	2,770,000 a	2,770,000

College and University Revenue
      (Monroe Community College)
        1.15% (LOC; M&T Bank)
	3,500,000 a	3,500,000

IDR (Jamestown Continental) 1.10% (LOC; HSBC Bank USA)	1,240,000 a	1,240,000
LR (Robert Weslayan) 1.15% (LOC; M&T Bank)	2,940,000 a	2,940,000

Monroe Tobacco Asset Securitization Corporation
  Tobacco Settlement Revenue, VRDN 1.17%
  (Liquidity Facility; WestLB AG)
	6,700,000 a	6,700,000

Montauk Union Free School District GO Notes, TAN 1.75%, 6/24/2004	3,800,000	3,801,609

Montgomery Otsego Schoharie Counties Solid
  Waste Management Authority, RRR, Refunding
  2.50%, 1/1/2005 (Insured; MBIA)
	1,350,000	1,358,572

Municipal Assistance Corporation for the City
  of New York, Sales Tax Revenue, Refunding:
    5.25%, 7/1/2004
    5.50%, 7/1/2004
	570,000
	500,000
		571,892
		501,818

Nassau County Tobacco Settlement Corporation
  Tobacco Settlement Revenue, VRDN
  1.17% (Liquidity Facility; Merrill Lynch)
	5,000,000 a	5,000,000

New Rochelle City School District, GO Notes TAN 1.75%, 6/30/2004	3,500,000	3,502,064

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
New York City:		
GO Notes:		
2.375%, 8/1/2004	1,000,000	1,001,584
7%, 8/1/2004	1,500,000	1,514,911
Revenue, VRDN		
1.13% (Liquidity Facility; Merrill Lynch)	9,320,000 a	9,320,000
New York City Housing Development Corporation		
Multi-Family Rental Housing Revenue, VRDN:		
(Carnegie Park)		
1.06% (Insured; FNMA)	15,000,000 a	15,000,000
(Columbus Green)		
1.06% (Insured; FNMA)	9,975,000 a	9,975,000
(Monterey)		
1.06% (Insured; FNMA)	18,000,000 a	18,000,000
New York City Industrial Development Agency		
VRDN:		
Civic Facility Revenue		
(Brooklyn United Methodist Project)		
1.08% (LOC; The Bank of New York)	2,900,000 a	2,900,000
IDR (Allway Tools Inc. Additional Project)		
1.17% (LOC; Citibank)	2,225,000 a	2,225,000
New York Counties Tobacco Trust II		
Tobacco Settlement Revenue, VRDN		
1.17% (Liquidity Facility; Merrill Lynch)	5,215,000 a	5,215,000
New York State Dormitory Authority:		
College and University Revenue		
(Columbia University) 5%, 7/1/2004	850,000	852,767
Income Tax Revenue (Personal Income Tax):		
2%, 12/15/2004	1,070,000	1,075,703
4%, 3/15/2005	1,555,000	1,589,237
Revenues, VRDN:		
1.13% (Liquidity Facility; Merrill Lynch)	9,335,000 a	9,335,000
(Mental Health Services):		
1.06% (Liquidity Facility; HSH Nordbank)	14,000,000 a	14,000,000
1.08% (Liquidity Facility; HSBC Bank USA)	5,000,000 a	5,000,000
New York State Housing Finance Agency		
Revenue, VRDN (400 3rd Avenue Apartments)		
1.07% (LOC; Key Bank)	4,500,000 a	4,500,000
New York State Thruway Authority Highway		
and Bridge Trust Fund, Revenue		
5.25%, 4/1/2005 (Insured; AMBAC)	2,000,000	2,067,669
Village of Newark, GO Notes, BAN		
1.50%, 10/8/2004	1,500,000	1,500,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Northport-East Northport Union Free School District, GO Notes 4%, 4/1/2005 (Insured; MBIA)	955,000	976,244
Oneida County Industrial Development Agency IDR, VRDN (CMB Oriskany) 1.22% (LOC; The Bank of New York)	2,370,000 [a]	2,370,000
Oneida School District, GO Notes, BAN 1.75%, 2/4/2005	4,000,000	4,016,062
Port Authority of New York and New Jersey Special Obligation Revenue, Versatile Structure Obligation, VRDN:		
1.13% (Liquidity Facility; Bank of Nova Scotia)	11,000,000 [a]	11,000,000
1.13% (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	15,600,000 [a]	15,600,000
Poughkeepsie Industrial Development Agency Senior Living Facility Revenue, VRDN (Manor at Woodside Project) 1.12% (LOC; The Bank of New York)	5,000,000 [a]	5,000,000
Poughkeepsie School District, GO Notes BAN 2%, 5/6/2005	7,000,000	7,041,674
Rensselaer County Industrial Development Agency Senior Housing Revenue, VRDN (Brunswick Senior Housing Project) 1.14% (LOC; FHLB)	4,800,000 [a]	4,800,000
Riverhead, GO Notes, Public Improvement 3.625%, 11/15/2004 (Insured; MBIA)	1,215,000	1,228,582
Roslyn Union Free School District GO Notes, TAN 1.25%, 6/25/2004	5,000,000	5,000,669
Sag Harbor Union Free School District GO Notes, TAN 1.75%, 6/30/2004	2,500,000	2,501,452
Saint Lawrence County Industrial Development Agency, VRDN:		
Civic Facility Revenue (Canton-Potsdam Hospital Project) 1.10% (LOC; Key Bank)	5,808,000 [a]	5,808,000
IDR (Newspapers Corp.) 1.21% (LOC; Key Bank)	2,555,000 [a]	2,555,000
Sayville Union Free School District GO Notes, TAN 1.75%, 6/30/2004	2,500,000	2,501,374
Schenectady County Industrial Development Agency, Civic Facility Revenue, VRDN (Sunnyview Hospital and Rehabilitation Center) 1.09% (LOC; Key Bank)	4,000,000 [a]	4,000,000
Suffolk County, GO Notes, Public Improvement Refunding 3.50%, 4/1/2005 (Insured; MBIA)	1,250,000	1,273,709

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Suffolk County Industrial Development Agency IDR (Belmont Villas LLC Facility) 1.15%, 8/5/2004	6,255,000 [b]	6,255,000
Syracuse Industrial Development Agency Civic Facility Revenue, Refunding, VRDN (Crouse Health Hospital) 1.15% (LOC; M&T Bank)	4,000,000 [a]	4,000,000
Ulster County Industrial Development Agency IDR, VRDN (Kingston Block and Masonry) 1.22% (LOC; The Bank of New York)	3,395,000 [a]	3,395,000
Wappinger, GO Notes, BAN 2%, 4/29/2005	3,520,000	3,545,294
Warren and Washington Counties Industrial Development Agency: IDR, VRDN (Angiodynamics Project) 1.21% (LOC; Key Bank)	3,255,000 [a]	3,255,000
RRR, Refunding (Hudson Falls Recovery Project) 2.50%, 11/1/2004 (Insured; AMBAC)	1,250,000	1,255,924
West Babylon Union Free School District GO Notes, BAN 1.50%, 7/16/2004	3,100,000	3,101,887
West Islip Union Free School District GO Notes, TAN 1.50%, 6/30/2004	3,400,000	3,401,226
Westchester County Industrial Development Agency, Civic Facility Revenue, VRDN: Refunding (Rye Country Day School Project) 1.07% (LOC; Allied Irish Banks)	5,000,000 [a]	5,000,000
(Young Women's Christian Association) 1.08% (LOC; The Bank of New York)	4,640,000 [a]	4,640,000
Yonkers Industrial Development Agency IDR, VRDN (104 Ashburton Avenue LLC) 1.12% (LOC; Key Bank)	3,025,000 [a]	3,025,000
Total Investments (cost $341,589,254)	**100.0%**	**341,589,254**
Cash and Receivables (Net)	**0.0%**	**38,930**
Net Assets	**100.0%**	**341,628,184**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**IDR**	Industrial Development Revenue
BAN	Bond Anticipation Notes	**LR**	Lease Revenue
CP	Commercial Paper	**LOC**	Letter of Credit
FHLB	Federal Home Loan Bank	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FNMA	Federal National Mortgage Association		
FSA	Financial Security Assurance	**RRR**	Resource Recovery Revenue
GO	General Obligation	**TAN**	Tan Anticipation Notes
		VRDN	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	62.4
AAA, AA, A [c]		Aaa, Aa, A [c]		AAA, AA, A [c]	4.7
Not Rated [d]		Not Rated [d]		Not Rated [d]	32.9
					100.0

[a]   *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b]   *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[c]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's have been determined by the Manager to be of comparable quality to those rated securities in which the portfolio may invest.*

[e]   *At May 31, 2004, the portfolio had $100,015,754 or 29.3% of net assets invested in securities whose payment of principal and interest is dependent on revenues generated from educational projects.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	341,589,254	341,589,254
Cash		811,363
Interest receivable		1,493,205
Prepaid expenses		25,106
		343,918,928
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		172,412
Payable for investment securities purchased		2,075,000
Accrued expenses		43,332
		2,290,744
Net Assets ($)		**341,628,184**
Composition of Net Assets ($):		
Paid-in capital		341,628,184
Net Assets ($)		**341,628,184**

Net Asset Value Per Share

	Class A	Class B
Net Assets ($)	309,599,404	32,028,780
Shares Outstanding	309,619,521	32,023,415
Net Asset Value Per Share ($)	**1.00**	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**1,842,176**
Expenses:	
Management fee–Note 2(a)	879,146
Shareholder servicing costs–Note 2(c)	252,494
Distribution and prospectus fees–Note 2(b)	37,834
Professional fees	22,946
Custodian fees	20,387
Registration fees	17,326
Trustees' fees and expenses–Note 2(d)	6,145
Prospectus and shareholders' reports	5,218
Miscellaneous	9,809
Total Expenses	**1,251,305**
Less–reduction in shareholder servicing costs due to undertaking–Note 2(c)	(26,283)
Net Expenses	**1,225,022**
Investment Income–Net, representing Net Increase in Net Assets Resulting from Operations	**617,154**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2004 (Unaudited)	Year Ended November 30, 2003
Operations ($):		
Investment income–net	617,154	1,727,440
Net realized gain (loss) on investments	–	4,548
Net unrealized appreciation (depreciation) on investments	–	(894)
Net Increase (Decrease) in Net Assets Resulting from Operations	**617,154**	**1,731,094**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(597,561)	(1,587,110)
Class B shares	(19,593)	(140,330)
Total Dividends	**(617,154)**	**(1,727,440)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	340,941,150	697,761,544
Class B shares	59,458,011	108,658,083
Dividends reinvested:		
Class A shares	578,964	1,536,857
Class B shares	19,553	139,668
Cost of shares redeemed:		
Class A shares	(346,794,556)	(731,006,255)
Class B shares	(65,916,962)	(115,681,547)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(11,713,840)**	**(38,591,650)**
Total Increase (Decrease) in Net Assets	**(11,713,840)**	**(38,587,996)**
Net Assets ($):		
Beginning of Period	353,342,024	391,930,020
End of Period	**341,628,184**	**353,342,024**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period , assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended May 31, 2004 (Unaudited)	Year Ended November 30,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.002	.005	.009	.024	.033	.024
Distributions:						
Dividends from investment income−net	(.002)	(.005)	(.009)	(.024)	(.033)	(.024)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.38[a]	.46	.86	2.40	3.36	2.45
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.67[a]	.65	.66	.63	.67	.68
Ratio of net investment income to average net assets	.38[a]	.47	.86	2.35	3.31	2.42
Net Assets, end of period ($ X 1,000)	309,599	314,874	346,578	420,605	381,658	378,115

[a] Annualized.
See notes to financial statements.

Class B Shares	Six Months Ended May 31, 2004 (Unaudited)	Year Ended November 30,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income–net	.001	.003	.005	.020	.030	.021
Distributions:						
Dividends from investment income–net	(.001)	(.003)	(.005)	(.020)	(.030)	(.021)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	.10a	.31	.52	2.03	3.05	2.12
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.94a	.80	1.00	.98	.98	.98
Ratio of net investment income to average net assets	.11a	.32	.52	1.89	2.94	2.14
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.14a	.27	.06	.07	.08	.10
Net Assets, end of period ($ X 1,000)	32,029	38,468	45,352	41,580	36,056	93,287

[a]   *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

General New York Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city personal income taxes, to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A and Class B. Class A shares and Class B shares are identical except for the services offered to and the expenses borne by each class and certain voting rights. Class B shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act, and Class A shares and Class B shares are subject to a Shareholder Services Plan. In addition, Class B shares are charged directly for sub-accounting services provided by Service Agents (a securities dealer, financial institution or other industry professional) at an annual rate of .05% of the value of the average daily net assets of Class B shares. During the period ended May 31, 2004, sub-accounting service fees amounted to $9,308 for Class B shares and are included in the shareholder servicing cost. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $15,847 during the period ended May 31, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended November 30, 2003 was all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .50 of 1% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed 1 ½% of the value of the fund's average net assets, the fund may deduct from payments to be made to the Manager, or the Manager will bear, such excess expense. During the period ended May 31, 2004, there was no expense reimbursement pursuant to the Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $143,943, Rule 12b-1 distribution fees $7,898, shareholder services plan fees $9,324 and transfer agency per account fees $13,741, which are offset against an expense reimbursement currently in effect in the amount of $2,494.

(b) Under the Distribution Plan with respect to Class B ("Class B Distribution Plan"), adopted pursuant to Rule 12b-1 under the Act, Class B shares bear directly the cost of preparing, printing and distributing prospectuses and statements of additional information and of implementing and operating the Class B Distribution Plan, such aggregate amount not to exceed in any fiscal year of the fund the greater of $100,000 or .005 of 1% of the average daily net assets of Class B. In addition, Class B shares reimburse the Distributor for payments made to third parties for distributing Class B shares at an annual rate not to exceed .20 of 1% of the value of the average daily net assets of Class B shares. During the period May 31, 2004, Class B shares were charged $37,834 pursuant to the Class B Distribution Plan.

(c) Under the Shareholder Services Plan with respect to Class A ("Class A Shareholder Services Plan"), Class A shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class A shares for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A shares and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2004, Class A shares were charged $114,109 pursuant to the Class A Shareholder Services Plan.

Under the Shareholder Services Plan with respect to Class B ("Class B Shareholder Services Plan"), Class B shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets of Class B shares for servicing shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class B shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents in respect of their services. The Distributor determines the amounts to be paid to Service Agents.

The Manager had undertaken from December 1, 2003 through May 31, 2004 to reduce the expenses of Class B shares to the extent that, if the aggregate expenses of Class B shares of the fund, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of 1% of the value of the average daily net assets of Class B shares. In addition, the Manager may at times, limit certain money market fund expenses in an effort to enhance yields of a fund, or a particular class of a fund, as applicable, because of low interest rates. The Manager limited fund expenses on the fund (Class B) to maintain a minimum yield of 10 basis points. Such expense limitations are voluntary, temporary and may be revised or terminated at anytime. During the period ended May 31, 2004, Class B shares were charged $46,538 of which $26,283 was reimbursed by the Manager.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2004, the fund was charged $39,530 pursuant to the transfer agency agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 3—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

NOTES

For More Information

General New York Municipal Money Market Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
P.O. Box 9263
Boston, MA 02205–8501

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

To obtain information:

By telephone
Call 1-800-645-6561

By mail Write to:
The Dreyfus Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

By E-mail Send your request
to info@dreyfus.com

On the Internet Information
can be viewed online or
downloaded from:
http://www.dreyfus.com

0574SA0504